SmartPros Ltd. 2012 Annual Report to Shareholders


13002341

KeepSmart® with SmartPros®



For over 30 years SmartPros has been a leading provider of accredited professional education and training to Fortune 1000 companies, as well as the major firms and associations in its professional markets.


SmartPros®
KEEPSMART®

Our combined subscription libraries feature more than 2,000 course titles covering subjects in the accounting, financial services, legal, engineering and information technology industries. SmartPros' content is delivered via its award-winning SmartPros eCampus™ Learning Management System (LMS), offering enterprise-wide distribution and administration capabilities for corporations and associations.

In addition, SmartPros produces a popular news and information portal for accounting and finance professionals serving more than one million ads and distributing more than 200,000 subscriber email newsletters each month. SmartPros' network of sites averages more than 900,000 monthly visits, serving a user base of 1,000,000+ members.


SmartPros®
KEEPSMART®

KeepSmart™ with SmartPros™

SmartPros Accounting & Finance™
- SmartPros eCampus™
- Financial Management Network (FMN)™
- CPA Report (CPAR)™
- CPA Report Government/ Not-for-Profit Edition (CPAR Gov/NFP)™
- SmartPros Advantage (SPA)™
- Accounting & Finance Technology Monthly (AFTM)™
- This Week in Accounting™

Loscalzo Associates™
- Live CPE seminars for public CPAs
- In-firm CPE training programs

Executive Enterprise Institute (EEI)™
- Live CPE & CLE seminars for finance and legal professionals
- In-house CPE & CLE training solutions
- CPE & CLE administration for organizations

SmartPros Financial Services™
- SmartPros FinancialCampus™
- Financial Services and Sales Training
- Online Banking, Securities and Insurance Courseware

SmartPros Legal & Ethics™
- Cognistar®
- Continuing Legal Education (CLE) Library
- Organization Training Solutions
- Working Values™
- Corporate Ethics and Compliance Solutions
- Integrity Alignment Process™
- Integrity Toolkit™
- HR Compliance

SmartPros Engineering™
- Interactive PE Exam Prep for Civil Engineers
- Villanova Electrical Engineering (PE Review)
- Project Management for Engineers
- Civil Engineering Courses
- MGI Management Institute Engineering Education Catalog™
- APICS Certification Exam Prep
- Green Engineering (LEED)
- Health & Safety

SmartIT™ Information Technology
- WatchIT™ Course Catalog
- Accounting & Finance Technology Monthly (AFTM)™

Skye Multimedia™
- Custom Interactive Training Solutions
- iReflect™ Training Software

SmartPros Interactive™
- Media & Video, Web Development & Video Production
- SmartStudios Video Studio & Production

SmartPros Marketing Services™
- Marketing Solutions for Accredited Professionals

Dear Fellow Shareholders







Allen S. Greene
Chairman and
Chief Executive Officer

To tell you that the management of our Company is disappointed with our 2012 performance would be an understatement. In spite of the decline in revenues last year, SmartPros was still able to maintain a positive adjusted EBITDA of $500,000. Our operating results for the year were adversely affected by two non-cash charges; the first being an impairment of goodwill from our Skye Multimedia subsidiary of $568,000, and the second a non-cash charge reducing our deferred tax asset by $690,000. Exclusive of these charges, we still had a loss of $0.13 per share. The stagnant economy and slow recovery from the recession is precedent setting and causing us to rethink how we do business. While we are still feeling the effects of the recession that has affected our revenues, add to that super storm Sandy in the fourth quarter and you come up with events that are hard to overcome.

We have taken steps to try and build revenue. In 2012, SmartPros launched several new products and programs and created new alliances.

We announced that one of the securities industry's leading broker-dealer firms selected SmartPros to develop software to support their branch audit needs by creating an automated branch audit and tracking solution to track the thousands of branch exams conducted by their audit staff and branch management every year. This program was completed and launched in April of 2013. We believe this program has great promise, and we look forward to expanding on this opportunity over the coming year.

We announced the purchases of certain assets of an online training company, Global Collaboration Partners LLC. The assets include more than 150 e-learning courses in the areas of environmental health, safety and human resources. Those products are now online and available for sale through our eCampus Learning Management System.

We announced an agreement to distribute Villanova University's College of Engineering's' online, self-paced PE Review Course in Power for Electrical Engineers. It should be noted that Villanova is ranked in the top 10 engineering schools in the nation by U.S. News and World Report.

We announced that our SmartPros® Legal & Ethics Ltd. subsidiary executed an alliance agreement with LexisNexis®, a division of Reed Elsevier, Inc., to provide on-demand continuing legal education (CLE) solutions to professionals worldwide.

In addition in late 2012, we introduced an updated corporate branding scheme. SmartPros has been an industry leader for more than 30 years and has made nearly a dozen acquisitions since going public in 2004. As such we felt it appropriate to update our corporate brand and image to reflect our renewed commitment to providing our customers with best-of-breed solutions for the foreseeable future. We did the following:

Updated logo: SmartPros launched a new color scheme, moving away from "SmartPros Green" and switching to "SmartPros Blue"

New tagline: SmartPros replaced its legacy tagline of "Knowledge for Professionals" with "KeepSmart™ with SmartPros®"

New corporate website: The Company launched an improved corporate site that reflects its new branding and making it easier to navigate all of the company's products and services.

Because of our strong cash position and EBITDA results for 2012, the Board of Directors recently increased the quarterly dividend 20% to $.015 per share. Our Board also continues to feel that SmartPros stock is undervalued in the marketplace and as such renewed our $750,000 stock buy back program in November 2012.

In closing, I would like to thank our management team who continue to manage expenses responsibly while keeping an eye towards growth. We will continue to pursue accretive acquisitions, drive top-line revenue opportunities and balance expenses with a continued focus on profitability and growth.

Sincerely,

Allen S. Greene
Chairman and Chief Executive Officer







SmartPros®
Accounting & Finance

SmartPros® eCampus™

SmartPros eCampus Learning Management System, a robust platform and toolset for managing and deploying corporate training and accredited continuing education programs in multiple formats, including interactive text, pre-recorded Flash and video-based course modules, and live or recorded Webcasts.

SmartPros eCampus was designed to meet the needs of its clients of all sizes, including individual retail customers and Fortune 1000 companies, as well as major firms and associations in each of its professional markets. SmartPros eCampus can be custom branded for any client, and features student management and tracking for any size enterprise or association, video and/or multimedia course development tools, testing and survey components, student training and continuing education curriculum tools, and an e-commerce engine for clients wishing to resell online or offline training materials.

SmartPros eCampus is a best-of-breed Learning Management System designed to keep our company in the forefront of the ever-changing demands of the corporate training and accredited education marketplace. eCampus stands out from other LMS systems in its ability to service vertical markets that may require continuing professional education.

SmartPros delivers over 2,000 off-the-shelf learning modules for the accounting, finance, insurance, banking, legal, IT and engineering marketplaces. eCampus is immediately available for licensing to any enterprise looking for a cost-effective Learning Management System. Customers can use built-in tools to develop and publish their own course catalogs and courseware, and may also choose to augment their training solutions with SmartPros' accredited courseware.

SmartPros eCampus is brandable for any enterprise-level organization, and is delivered in a cloud-based hosting environment that requires little to no IT commitment at the client level. eCampus is both SCORM and AICC compliant, multilingual, and capable of serving training modules from any modern content development platform.

SmartPros eCampus is available today by going to www.smartpros.com/eCampus

Financial Management Network (FMN)™

FMN is the leading "update" subscription program for financial and accounting professionals and is a popular solution for Fortune 500 companies. It is available in an offline video group-study format and an online self-study format. FMN produces 48 new courses each year (96 online and self-study credits) focused on the hottest financial topics. FMN also publishes an online archive covering the past 18 months of courseware. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

CPA Report (CPAR)™

CPA Report is our in-depth professional education subscription for accountants in public practice delivered via video and online. It covers the hottest topics affecting the profession and produces more than 48 new segments each year (over 96 credits). Online subscriptions include access to an 12-month archive of past topics. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

CPA Report Government/ Not-for-Profit Edition (CPAR Gov/NFP)™

This edition of CPA Report is designed specifically for CPAs in the areas of government and not-for-profit accounting. Video and online subscriptions are available.

SmartPros® Advantage (SPA)™

SPA is our annual CPE subscription program featuring hundreds of online skills-based courses offering a blend of self-study via multimedia and interactive text. Courses include downloadable course materials, interactive quizzes and the ability to track credits and print completion certificates. Topic areas include: Accounting and Auditing, Tax, Financial Planning, Management, Ethics, Technology and Personal Development.

CPE & CLE Administration for Organizations

2012 HIGHLIGHT

As an accredited sponsor of group live training, and producer of thousands of CPE and CLE seminars, conferences, and Webinars, SmartPros now works with its corporate and association partners to provide GROUP LIVE or GROUP INTERNET CPE and CLE credits for the client's events. We can turn internal training sessions and Webinars into qualifying CPE events. SmartPros provides content and speaker review, credit certificate processing, record retention, and compliance assurance. We make it easy for our clients to provide their teams with the CPE credits they need while attending the client's training.





Loscalzo Associates, Ltd.

Loscalzo Associates is a leading provider of live accounting- and auditing-related CPE programs, conferences and seminars. Loscalzo delivers hundreds of seminars each year through state CPA societies, associations of accounting firms and directly with accounting firm clients.

With Loscalzo offerings in the mix, SmartPros now offers a complete blended learning environment for accounting- and finance-related organizations on a national level. Loscalzo, based in Shrewsbury, New Jersey, operates as a wholly owned subsidiary of SmartPros Ltd.

Executive Enterprise Institute (EEI)

Executive Enterprise Institute (EEI) is a leader in providing live, professional education focused on compliance and best practices topics for over 40 years. EEI offers a variety of CPE/CLE accredited instructor-led programs open to the public. EEI also focuses on customized client-specific, in-house programs, and a wide variety of support services for corporations and associations, including supplying subject matter experts, production and Web-delivery support and CPE/CLE administrative services.

EEI's public conferences and seminars are offered in major cities across the United States, primarily in corporate accounting and financial reporting, taxation, banking, and international compliance topics. EEI's programs are delivered by an outstanding network of expert speakers with proven, engaging presentation skills. EEI's financial topics and many more are available on a customized basis for delivery on-site for EEI clients, as well as Web delivery to multiple locations around the world.




SmartPros® Financial Services

SmartPros® FinancialCampus™

SmartPros' FinancialCampus provides accredited education and training for insurance agents, stockbrokers, financial planners and related professions. Financial-Campus has delivered training to more than one million financial services professionals, and features a catalog of over 250 accredited online courses representing more than 16,000 hours of approved insurance continuing education credits across all state regulators and various professional designations in financial services. FinancialCampus also features a series of securities and insurance pre-licensing training courses.

Financial Services and Sales Training

SmartPros Financial Services Training is a specialized consulting division providing sales management training, product training and marketing support programs for the financial services industry. We deliver training to organizations, such as national and regional brokerage firms, large and small banks, insurance companies and product providers. Our client list includes major financial services organizations from every segment of the industry. Our programs are delivered online, as well as via live presentation, group discussion, workbook materials and role-play activities.

Online Banking Courseware

SmartPros' Banking catalog features more than 50 online courses to keep banking and financial services professionals up to date on ever-evolving rules, regulations and business trends in the banking industry. Topic areas include: compliance, insurance, lending, management, retirement, and sales and service. Courses feature printable course outlines, instantly graded exams, and the ability to print certificates of completion and track credits. Individual and organizational solutions are available.



SmartPros® Legal & Ethics

The SmartPros Legal & Ethics Ltd. subsidiary now encompasses Working Values and Cognistar product lines.

Organizational Training Solutions for Legal Firms and Corporate Counsel

SmartPros offers comprehensive end-to-end solutions for corporations seeking legal education and training solutions. Our programs help professionals and executives stay on top of their game by providing answers to the hot issues of the day through a variety of formats designed to inspire the user. Our clients save time, resources and money on education and training, and have the opportunity to leverage their own in-house content.

Integrity Alignment Process℠

SmartPros' Integrity Alignment Process aligns employee and manager actions with the organization's values and standards using integrated approaches to communication, learning and process realignment. The Process includes assessments and strategic planning, as well as award-winning training and communication programs.

Integrity Toolkit™

The Toolkit is a compliance center that includes code of business conduct certification, training and assessment tools. It features a Learning Management System that provides employees, managers, senior leaders and board members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help move the company towards those goals.

Cognistar® Continuing Legal Education (CLE) Library

SmartPros has CLE solutions available in over 20 states, featuring more than 160 online CLE courses. These business-oriented legal programs cover the areas of litigation, intellectual property, corporate and securities law, taxation, labor and employment law, bankruptcy, ethics, professionalism, substance abuse, bias, and more.

Working Values™ Corporate Ethics and Compliance Solutions

SmartPros works with leading organizations to develop programs that align workplace behavior and standards to meet ethics and compliance requirements.

2012 HIGHLIGHT

Health & Safety

SmartPros added more than 140 e-learning courses to its Health & Safety catalogs in 2012 through its asset acquisition of Global Collaboration Partners LLC. The catalog of courses is designed around measurable learning objectives that address regulatory requirements, helping customers meet the performance-based standards of employee training enforced by OSHA, EPA and DOT, along with other federal, state and local regulatory agencies. Course areas include environmental health, safety, human resources, and energy exploration markets. Courses are available through both annual subscriptions and individual course sales.

SmartPros® Engineering™

Interactive FE Review

FE Exam Review is available for a one-year subscription on CD-ROM and online (combo) or online only. The FE Exam Review uses interactive quizzes, audio and animated slides to maximize your preparation to pass the exam.

Interactive PE Exam Prep for Civil Engineers

SmartPros' PE Exam Review is a state-of-the-art interactive multimedia tool that simulates the actual PE exam using demonstration problems that are comparable to the real test. The course is available online and on CD-ROM. The review course is jointly produced with the American Society of Civil Engineers.

Project Management for Engineers

This interactive program features 11 critical sections with over 60 individual learning modules and provides more than 35 hours of PDU/PDH credit.

Civil Engineering Courses

Courses include: Roadside Design, Wetlands, Stormwater, Windloads, and Slope Stability. Each of the first four courses has multiple modules available individually for purchase.

MGI Management Institute™ Engineering Education Catalog

MGI's distance education courseware covers a wide range of professional topics for engineers, legal administrators, manufacturing professionals, quality managers, healthcare professionals and others. Since 1968, more than 200,000 professionals have enrolled in MGI courseware.

APICS CPIM Certification Program

In partnership with APICS, The Association for Operations Management, SmartPros has developed the "Certified in Production and Inventory Management (CPIM)" program. There are currently over 90,000 certified professionals who have completed the program.

2012 HIGHLIGHT

HR & Compliance

In 2012, SmartPros launched an HR & Compliance online course library shortly after acquiring certain assets from Global Collaboration Partners LLC. SmartPros' online HR & Compliance library features over 31 online, interactive courses for HR professionals and business managers looking to stay on top of current trends. The catalog features courses in the areas of compliance, performance management, personnel, communications, personal development, general HR and more. Courses are available through both annual subscriptions and individual course sales.











Green Engineering Catalog

SmartPros Engineering features a catalog of "green" engineering modules designed to meet the growing demands for eco-friendly engineering processes. These comprehensive online courses are designed for certified engineers, as well as related architecture and construction professionals.

LEED GA Exam Review

The LEED green building certification program encourages and accelerates global adoption of sustainable green building and development practices through a suite of rating systems that recognize projects that implement strategies for better environmental and health performance. SmartPros' LEED GA Exam Review is comprised of six modules and 18 hours of online courseware. The program offers step-by-step instruction for the LEED application and certification process. Engineers taking the LEED GA exam review receive the added benefit of three PDH credits for continuing education for each module completed.

Power Management Courses

SmartPros, in conjunction with Power Management Concepts, a leading engineering firm and education provider in mission-critical data center management, offers a Certificate in the Principles of Data Center Energy Efficiency. The certificate focuses on the fundamentals of mission-critical infrastructure, with an emphasis on data center energy efficiency and conservation. In addition to the Certificate in the Principles of Data Center Energy Efficiency, SmartPros Green Engineering and Power Management Concepts offers a comprehensive set of 13 online courses, which range from fundamentals to in-depth knowledge of essential elements, such as Data Center Cooling, UPS Systems and Raised Access Floors, as well as the latest best practices in design and operations.

SmartIT

WatchIT™ Course Catalog

WatchIT is designed for business and IT professionals looking to enhance their overall IT literacy. WatchIT features the experience of real-world experts delivered on-demand wherever and whenever a professional needs to learn. We offer a library of 100 rich media-based courses, and produce two new titles each month in online video and offline formats (DVD). Customers also use our courseware for professional education and professional development. WatchIT helps smart people stay smart; at their pace, and at a time that's convenient.

Accounting & Finance Technology Monthly (AFTM)™ Course Catalog

Accounting & Finance Technology Monthly (AFTM) is an annual online video-driven CPE subscription designed to keep accounting and finance professionals up-to-date on technology trends essential to their jobs. Each month we release a new CPE accredited course on a hot-topic covered by leading subject matter experts. Subject areas include: Data Governance, IT Audit, Social Networking, ERP Systems, SOA, Mobility, Security, and more. Courses include downloadable course materials, instantly graded exams, and the ability to track credits and print completion certificates. With this subscription customers get unlimited access to the entire catalog. All courses qualify for CPE credit under NASBA QAS certification..

Skye Multimedia

Custom Interactive Training Solutions

For over 16 years Skye has designed and produced interactive training and marketing applications for electronic delivery via the Internet, CD, DVD, video and kiosk. Skye also develops mobile applications. Our staff consists of instructional designers, writers, graphic designers, animators, developers, and project managers. In addition, Skye also has a portfolio of off-the-shelf publishing tools that assist an organization in developing and publishing their own content.

SmartPros® Interactive

Media & Video, Web Development & Video Production

Our in-house custom development team works with clients to convert their existing education or training content – or to produce custom content from scratch – for delivery online or via interactive CD-ROM or DVD. We feature a full-service in-house video studio with editing and duplication services.

SmartPros® Marketing Services

Marketing Solutions to Accredited Professionals

This group is responsible for content management, advertising and lead-generation programs offered through the company's popular news and information portal.

In addition, we produce private-branded content solutions for our clients in the areas of industry-specific news headlines and newsletters. SmartPros marketing programs currently reach 300,000+ accredited professionals with one million targeted advertising impressions each month. All of our programs are available online and in print.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 10-K. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See "Forward-Looking Statements" following the Table of Contents of this 10-K. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, (ii) online sales, (iii) cash flows and (iv) EBITDA.

Some of the most significant trends affecting our business are the following:

- the increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive;
- continuing and expanding professional education requirements by governing bodies, including states and professional associations;
- the plethora of new laws and regulations affecting the conduct of business and the relationship between employers and their employees;
- the increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and train employees;
- the development and acceptance of the Internet as a delivery channel for the types of products and services we offer;
- current economic conditions; and
- competition.

Over the last four years, we have experienced fluctuations in our annual net revenues due to various reasons, including the recession that began in 2008. Nevertheless, since 2009 we have experienced an overall decrease in net revenues from $19.2 million in 2009 to $15.9 million in 2012. The decrease is due in large part to the downturn in the economy that began in 2008. Although we have made acquisitions during this period that have increased our net revenues, a decline in demand for customized training solutions, competition, personnel reductions and reduced budgets in many of our clients' firms, and other factors have all contributed to the decline. We intend to continue focusing on acquisitions that will allow us to increase the breadth and depth of our current product offerings focusing on the general corporate market for compliance, governance and ethics. We will also consider acquisitions that will give us access to new markets and products. We prefer acquisitions that are accretive, as opposed to those that are dilutive, but ultimately the decision will be based on maximizing shareholder value rather than short-term profits. The size of the acquisitions will be determined, in part, by the capital available to us and the liquidity and price of our common stock. We may use debt to enhance or augment our ability to consummate larger transactions. There are many risks involved with acquisitions, some of which are discussed in Item 1A of Part 1 of this report under the caption "Certain Risk Factors That May Affect Our Growth and Profitability." These risks include identifying appropriate acquisition candidates, successfully negotiating the business, legal and financial terms of the acquisitions, integrating the acquired business into our existing operations and corporate structure, retaining key employees and minimizing disruptions to our existing business. We cannot assure you that we will be able to identify appropriate acquisition opportunities or negotiate reasonable terms or that any acquired business or assets will deliver the shareholder value that we anticipated at the outset.

With respect to our performance for the recently completed 2012 fiscal year, continued weakness in the economy affected us, resulting in decreased revenues. The decrease of approximately $1 million in revenues from 2011 was offset somewhat by decreased selling, general and administrative expenses of approximately $218,000, and decreased depreciation and amortization of approximately $60,000. However, after careful analysis described more fully in this Annual Report we recorded an impairment of goodwill from one of our subsidiaries of $568,000. In addition, based on projected income and other factors we have decreased our deferred tax asset by $690,000. The decrease in net revenues was mainly attributable to the fact that we continue to experience a decrease in demand for custom work and decreased attendance in parts of our live seminar business. Our core subscription-based business had reduced net revenues, as customers are either imposing restrictions on their employees or are seeking lower cost alternatives to mandatory continuing education requirements. Overall net revenues from our accounting/finance division decreased as a consequence of these factors. We had a small increase in net revenues in our Cognistar legal training division, while most of our other divisions had decreases in net revenues. In order to reduce our operating expenses, we eliminated live seminars that had sub-par performance which, while reducing gross revenue, had a positive impact on our operating results. In addition, our fourth quarter live training revenues were impacted as a result of the storms in the Northeast that resulted in many seminars either being canceled or we experienced reduced attendance. Our overall selling, general and administrative expenses decreased due to a number of factors including reduced compensation expense, rents, and advertising and marketing, while other costs such as those relating to our technology and customer service increased.

As the overall business environment improves, we expect net revenues from our major business units to increase. We continually monitor our direct and general and administrative costs and make the necessary adjustments where warranted. We are also always looking for new markets and distribution channels for our existing products and we continue to expend a significant amount of money to upgrade our library, create new products and develop new technology.

Seasonality and cyclicality
Historically, our operating results have fluctuated from quarter to quarter, primarily because a portion of our business is non-subscription based. Custom jobs and consulting work are subject to both the general business climate and client's needs. Net revenue from our engineering division is subject to staffing levels in both the private and public sector and the timing of various licensing exams. In economic downturns, staff reductions result in fewer people taking professional engineering licensing exams. Our subscription-based revenue is spread over the life of the subscription which is generally one year and can be effected by staff reductions as well. With our acquisitions of Loscalzo and EEI, these quarterly fluctuations have become more evident and we expect this trend to continue for the foreseeable future. Both Loscalzo and EEI generate most of their revenue from live training programs. In EEI's case, the revenue is recognized almost exclusively in the second and fourth quarters, when the sessions take place. In Loscalzo's case, the revenue tends to be recognized over the second, third and fourth quarters, with the fourth quarter revenue being the greatest. While the costs that are directly related to the production of this revenue are incurred over the same period, both Loscalzo and EEI have general and administrative expenses that are incurred ratably over the year, creating the fluctuations in our operating results.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

Revenues
A large portion of our net revenues is in the form of subscription fees for our monthly accounting update programs or access to our accounting, financial services, legal and information technology course libraries. Other sources of net revenues include direct sales of programs or courses on a non-subscription basis or from various forms of live training, fees for website design, software development, video production, course design and development, ongoing maintenance of the LMS, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided.

Revenues from subscription services are recognized as earned; deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription. Engineering products are non-subscription based and revenue is recognized upon shipment of the product or, in the case of online sales, payment. Revenues from live training are recognized when earned, usually upon the completion of the seminar or conference. Revenues from non-subscription services provided to customers, such as website design, video production, consulting services and custom projects are generally recognized on a percentage of completion basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. We obtain either a signed agreement or purchase order from our non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, these services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when our obligations are complete and realization of receivable amounts is assured. We have recently hired additional sales and sales support personnel based on recent improvements in general economic conditions and we want to be in a position to be able to address increased customer demand for our products and services. However, we intend to proceed cautiously in this area until we are reasonably certain that the economic recovery is sustainable.

Impairment of goodwill and long-lived assets
We evaluate the carrying value of goodwill and the recoverability of identifiable intangible assets and other long-lived tangible assets during the fourth quarter of each year and or whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered or are impaired.

Goodwill is evaluated by comparing the value of the reporting unit to the reporting unit's carrying amount including goodwill. The fair value of the reporting unit is estimated using a combination of discounted cash flows approach and the market approach, which utilizes comparable company's data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of impairment loss must be measured. The impairment would be calculated by comparing the implied fair value of the reporting unit goodwill to its carrying amount. Any impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The evaluation of the recoverability of identifiable intangible assets is measured by comparing the carrying amount of the asset against estimated undiscounted cash flows associated with it. Impairment may be caused by a number of factors, including a significant decrease in the market value of an asset or a significant adverse change in the manner in which the asset is being used. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Upon completing our review, testing and considerable analysis including significant assumptions and judgments by management for the current period, we have recognized an impairment in the goodwill from our Skye subsidiary of $568,000. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. There is no assurance that such results will be achieved and in that case we may be required to record an additional impairment to our goodwill and other long-lived intangible assets in future periods.

Stock-based compensation

Compensation costs are recognized in the financial statements at fair value for stock options or grants awarded to employees and directors. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security granted. The fair value of the options at grant date were estimated using the Black-Scholes Option Pricing Model. Stock grants to employees and directors are charged to expense at the closing price of the our common stock at date of grant.

Segment reporting

All of our operations constitute a single segment, that of educational services. Net revenues from non-educational services, such as video production are not a material part of our operating income.

Income taxes

We account for deferred tax assets available principally from our fixed and intangible assets and our net operating loss carryforwards in accordance with the Accounting Standards Codification. We make significant estimates and assumptions in calculating our current period income tax liability and deferred tax assets. The most significant of these are estimates regarding future period earnings. Our net deferred tax asset is estimated by management using a three-year taxable income projection that incorporates significant estimates and assumptions of future operating periods, including potential new business from either the introduction of new products or greater sales efforts, as well as planned cost reductions.

Results of Operations

Comparison of the years ended December 31, 2012, and 2011

The following table compares our statement of operations data for the years ended December 31, 2012, and 2011. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

Year ended December 31	*2012*		*2011*		
	Amount	*Percentage*	*Amount*	*Percentage*	*Change*
Net revenues	$15,883,212	100.0%	$16,988,691	100.0%	(6.5)%
Cost of revenues	7,028,032	44.2%	7,048,316	41.5%	(0.3)%
Gross profit	8,855,180	55.8%	9,940,375	58.5%	(10.9)%
Selling, general and administrative	8,346,635	52.6%	8,563,993	50.4%	(2.5)%
Depreciation and amortization	1,118,157	7.0%	1,178,538	6.9%	(5.1)%
Impairment of goodwill	568,000	3.6%	–	–	–
Total operating expenses	10,032,792	63.2%	9,742,531	57.3%	3.0%
Operating (loss) income	(1,177,612)	(7.4)%	197,844	1.2%	695.2%
Other income, net	17,526	0.1%	897	–	1,853.8%
(Loss) income before provision for income taxes	(1,160,086)	(7.3)%	198,741	1.2%	683.7%
Provision for income taxes	(735,379)	(10.5)%	(44,614)	(0.3)%	(1,548.3)%
Net (loss) income	$(1,895,465)	(11.9)%	$154,127	0.9%	1,329.8%

Net revenues

Net revenues for 2012 decreased 6.5%, compared to net revenues for 2011, primarily as a result of the decrease in subscription based revenue in accounting/finance and financial services, as well as decreases in other product lines. Our live training businesses represents approximately 25% of our net revenues. Net revenues from subscription-based products delivered on-line and other related net revenues accounted for approximately $6.1 million, or 38%, of our net revenues.

Net revenues from our accounting/finance division decreased in absolute dollars by approximately $684,000 but increased as a percentage of total net revenues. Net revenues from our accounting/finance and related products decreased from approximately $13 million in 2011 to $12.3 million in 2012. Net revenues from accounting/finance products including both subscription and non-subscription based revenue was $8.2 million in 2012 and $8.7 million in 2011. Net revenues from live training, custom work and advertising were approximately $4.0 and $4.2 million in 2012 and 2011, respectively.

Net revenues from sales of our engineering products, which are not subscription-based, were $470,000 in 2012, compared to $534,000 in 2011. The continual decline in engineering net revenues is due to a number of reasons, including fewer exam candidates and purchasing curtailments by both engineering firms and governmental agencies. However, we recently signed an agreement with Villanova University to market their electrical engineering exam prep course. In addition, we are updating some of our existing courses, adding new courses and constantly seeking partners with which to market these products.

Net revenues from SLE increased from $667,000 in 2011 to $712,000 in 2012. This increase was primarily due to an increase of $97,000 from our Cognistar legal division, offset by a decrease of $52,000 from our Working Values ethics division. The ethics division's income is derived primarily from custom consulting jobs. The increase in Cognistar net revenues is due to custom work from a client with whom we are building a portal to host their legal education course material. We will share revenue generated by the portal with that client. With the launch of eCampus in 2011, we believe that this will have a positive effect on net revenues as clients can now go to one website for all of their educational needs.

Skye generated $771,000 of net revenues in 2012, compared to $804,000 in 2011. Skye produces customized training and educational material for the pharmaceutical industry, professional firms, financial services companies and others. As we believe that the economy is recovering from the recession, we expect an increase in requests for proposals. However, the revenue recognition cycle for this type of work can be long as there can be a time lag between the time a client engages Skye and the actual work begins. This results in a shift in earned income, as contracts are signed and the work is postponed for a period of months.

Our financial services training division generated net revenues of $1.44 million in 2012, compared to $1.84 million in 2011. The decrease is a result of the loss of some subscription revenue and the timing of completion of custom work.

Our technology training division, SmartIT, generated net revenues of $86,000 in 2012, compared to $67,000 of revenues in 2011, due to an increase in subscription revenue.

Net revenues from video production, duplication and consulting services increased in 2012 to $125,000 from $108,000 in 2011, as a result of increased consulting work offset by a reduction in video work. Video production and duplication income fluctuates annually, but overall they continue to decline. The duplication business has declined because tape is no longer used and we do not have the capability of doing very large DVD duplication projects. Our video production facility is primarily used for internal work and income results from renting our facilities and/or our equipment. Consulting work varies from year to year and sales are credited to the department from which they originate and not to the department where the work is performed.

Cost of revenues

Cost of revenues includes (i) production costs, such as the salaries, benefits and other costs related to personnel, whether our employees or independent contractors, who are used directly in connection with producing or conducting our educational programs, (ii) royalties paid to third parties, (iii) the cost of materials, such as DVDs, printed matter and packaging materials and (iv) shipping costs. Compared to 2011, cost of revenues in 2012 were relatively constant at approximately $7 million. This is primarily due to increased use of outsourced labor at lower costs for both internal needs as well as those costs related to specific custom jobs offset by increased costs related to live seminars. Although, cost of revenues decreased in real dollars from $7.05 million in 2011 to $7.03 million in 2012, as a percentage of net revenues, cost of revenues in 2012 increased to 44.2% from 41.5% in 2011. This resulted in a corresponding 10.9% decrease in our gross profit margin from 58.5% in 2011 to 55.9% in 2012.

There are many different types of expenses that are characterized as production costs and they vary from period to period depending on many factors. The expenses that showed the greatest variations from 2011 to 2012 and the reasons for those variations are as follows:

- *Outside labor and direct production costs.* Outside labor includes the cost of hiring actors and production personnel such as directors, producers and cameramen and the outsourcing of non-video technology. It also includes the costs of instructors for live training and the production of those courses. These costs increased by approximately $16,000 in 2012 from 2011. Both Skye and our consulting/technology departments employ a number of consultants to write scripts, edit course material, provide technology services and help develop new products such as Skye's Role Play Certification Tool and The Coaching Toolkit. Loscalzo and EEI employ a number of consultants to develop course material, in addition to hiring instructors to deliver programs throughout the United States. We have been outsourcing some of the programming and content development functions that were previously done by our employees to firms in India at a substantial savings. Direct production costs, which are costs related to producing videos other than labor costs – such as the cost of renting equipment and locations, and the purchase of materials – decreased by $97,000. These variations are related to the type of video production and custom projects and do not reflect any trends in our business.

- *Salaries.* Overall payroll and related costs attributable to production personnel increased by approximately $15,000. The increase was primarily attributable to salary increases and allocations of employees salaries. Our overall headcount did not increase. Our SLE and Skye salaries and related costs decreased by $44,000, Salaries and related costs from our Loscalzo subsidiary increased approximately $73,000 as a result of the allocation of the division's president's duties. There were no additional employees in Loscalzo. Our FinancialCampus division accounted for an additional $149,000 in savings, offset by an increase of $135,000 in our technology division.

- *Royalties.* Royalty expense decreased by $27,000 in 2012 from 2011, from approximately $1.05 million in 2011 to $1.02 million in 2012. Royalty expense is directly related to sales of certain products in our accounting and engineering catalogs, and as usage fluctuates so does our royalty expense. We often have to estimate the royalty expense due our partners, as the information may not be readily available. If volume increases or if we enter into new agreements or modify existing agreements, the actual royalty payments in 2013 under these agreements may be either higher or lower than they were in 2012.

- *Other costs.* This includes the cost of venues for our live training business, travel for instructors and others, shipping costs and other miscellaneous expenses. These other costs increased by $73,000, primarily related to EEI's live training business. The largest component of these expenses are venue, travel and course administration costs that increased by $119,000 in 2012 from 2011. Although purchases increased by $9,000, this was offset by a decrease in shipping and other costs of $55,000. Travel costs incurred by Skye and Loscalzo are often billed to their respective clients.

As our business grows, we may be required to hire additional production personnel, increasing our cost of revenues.

Selling, general and administrative expenses

Selling, general and administrative expenses include corporate overhead such as (i) compensation and benefits for administrative, sales and marketing and finance personnel, (ii) rent, (iii) insurance, (iv) professional fees, (v) travel and entertainment and (vi) office expenses. Selling, general and administrative expenses in 2012 decreased by $217,000 from 2011, a 2.5% decrease. The decrease in terms of actual expenses is primarily from reductions in payroll and related costs as headcounts have been reduced. Reductions in compensation expense totaled $125,000. Overhead expenses for advertising, promotional material and other selling expenses decreased by approximately $93,000. Exclusive of these increases, other overhead expenses remained constant due to reductions in expense such as the cost of processing credit card transactions, decreases in rent and utilities expenses offset by higher outsourced customer service and sales personnel. The cost of maintaining our technology, such as annual software and maintenance licenses, as well as our bandwidth costs continue to increase. In addition, in conformity with applicable accounting standards, we are expensing the costs associated with the grants of options and restricted stock to employees and directors. This non-cash expense in 2012 was $116,000 and $151,000 in 2011. We anticipate that selling, general and administrative expenses will remain constant in 2013 at our current level of operations.

Depreciation and amortization

Depreciation and amortization expenses were $61,000 lower in 2012 than they were in 2011. This decrease is primarily from intangible assets acquired in acquisitions that are now fully amortized offset by the capitalization of intangible assets developed internally – principally our new Learning Management System (LMS), known as eCampus. The total capitalized cost of eCampus is $2.19 million and is being amortized over five years. Although we are always upgrading our computer hardware and systems, and with some projects in development, we expect our depreciation and amortization expenses on our fixed and intangible assets to decrease, as many of the assets acquired in prior acquisitions are either fully or nearly completely amortized.

Impairment of goodwill

We continuously monitor our goodwill and other long-lived assets for impairment. We perform an annual review prior to our year end or when circumstances indicate an event has occurred that would cause an earlier review of goodwill. In 2012, after careful analysis of expected future operating cash flows and other tests, we determined that the goodwill acquired as a result of the contingent purchase price paid for Skye Multimedia, Ltd. was impaired by $568,000. We will continue to monitor these assets for any possible future impairment. It is possible that based on future operating results that we may incur additional impairment to this and our other long-lived assets.

Operating (loss) income

For 2012, our operating loss was $1.18 million, compared to an operating income of $198,000 in 2011. The decrease in net revenues of approximately $1.11 million, the impairment loss of $568,000 offset by decreased cost of revenues, selling, general and administrative costs and depreciation and amortization of approximately $297,000 resulted in the increased loss.

Other income, net

Other income and expense items primarily consist of interest earned on deposits, offset by the loss from our joint venture in iReflect, LLC. We currently have no outstanding debt, other than normal trade payables. Net interest income increased by $15,000 due to higher interest rates we received from our cash in 2012. In addition, our joint venture in iReflect resulted in a loss of $9,500 in 2012, compared to a loss of $11,000 in 2011.

Income tax expense

In 2012, we recorded a net tax expense of $735,000, compared to a $45,000 net tax expense in 2011. We have analyzed all of the components of the deferred tax assets and liabilities and have recorded a net tax deferred asset of $600,000 in 2012, as compared to a net tax deferred asset in 2011 of $1.29 million. This resulted in a net deferred tax provision of $690,000 in 2012 after increasing our valuation allowance to approximately $1,538,000. In 2011, there was no change to our deferred tax asset from 2010. The 2012 and 2011 tax expense consists of state and local income tax expense of approximately $45,000.

Net (loss) income

For 2012, we recorded a net loss of $1.9 million, compared to a net income of $154,000 for 2011. The decrease in net income is primarily due to a decrease in net revenues of approximately $1.05 million, the impairment loss of $568,000, and the reduction in our net deferred tax of $690,000 asset offset by lower depreciation and amortization expenses and lower selling, general and administrative expenses.

Liquidity and Capital Resources

Since becoming a public company in 2004, we have financed our working capital requirements entirely through internally generated funds. We have not had any sales of stock or incurred any debt.

Our working capital as of December 31, 2012, was approximately $2.3 million, compared to a $2.8 million working capital as of December 31, 2011. The decrease is attributable to a number of factors including the payment of approximately $237,000 in dividends, and the repurchase of our common stock for approximately $176,000. Our current ratio at December 31, 2012, is 1.38 to 1, compared to 1.48 to 1 at December 31, 2011. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities. The largest component of our current liabilities, approximately $5 million and $4.6 million at December 31, 2012 and 2011, respectively, is deferred revenue, which is revenue collected or billed but not yet earned under the principles of revenue recognition. Most of this deferred revenue at December 31, 2012, is in the form of subscription fees and will be earned during 2013. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library.

For the year ended December 31, 2012, we had a net decrease in cash of $1,363,000, after the purchase of $500,000 in certificates of deposit. We generated $177,000 in cash from operations, offset by $1,127,000 used in investing activities, including the $500,000 for purchase of the certificates of deposit, $183,000 for asset acquisitions and $344,000 for the capitalization of software and courses and $90,000 for business assets acquired. In addition, our financing activities include $176,000 for the purchase of treasury shares and $237,000 for the payment of dividends. The primary components of our operating cash flows are our net income adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, accounts payable and deferred revenues.

In comparison, for the year-ended December 31, 2011, we had a $726,000 decrease in cash. That decrease was a result of cash generated by operations of $887,000, that was offset by cash expended for investing activities of $1.16 million primarily for asset acquisitions and capitalization of software and courses, and $455,000 for the purchase of treasury shares and the payment of dividends.

Capital expenditures for the year ended December 31, 2012, were approximately $527,000, of which $183,000 consisted primarily of computer equipment and software. We capitalized $344,000 of costs for the production of various courses and for capitalizing the costs of software. We are constantly reviewing and upgrading our technology. For fiscal 2013, we have budgeted approximately $150,000 for capital expenditures (other than software and course development costs). We believe that our current cash balances together with cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

On March 7, 2013, our Board of Directors declared a dividend of $.015 per common share payable on April 5, 2013, to shareholders of record on March 22, 2013.

During March 2013, we purchased 73,473 shares of our common stock for $116,087 at an average price of $1.58 per share. As a result, $632,792 remain available for repurchases under our stock buy-back program.

Contractual Obligation, Commitments and Contingencies

As of December 31, 2012, we had commitments under various leases for our offices in Hawthorne, New York, the SLE office in Westborough, Massachusetts, Skye's offices in Bridgewater, New Jersey, and Loscalzo's office in Shrewsbury, New Jersey. The total aggregate commitment under these leases is approximately $2.35 million through January 2019. SLE's lease expired in January 2013 and had called for a monthly rent of approximately $1,650. SLE is currently occupying its office on a month-to-month basis. The Skye lease was recently extended to January 2014 at a monthly rental of $3,190 and the lease for the Loscalzo office expires on December 31, 2016, at a monthly rent of approximately $3,700.

In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rate and may contain other terms and conditions that our Board of Directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

Interest Rate Risk

Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold U.S. Treasury securities or money market funds, we may be exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve.

Credit Risk

Most of our cash is held in deposit accounts, U.S. Treasury and non-Treasury money market funds. Our bank deposit accounts are insured by the U.S. government but only up to a maximum of $250,000 at any one bank. Our money market funds are held in a brokerage account that is insured by the Security Industry Protection Corp up to $500,000 and various brokerage firms may carry additional insurance from commercial insurance companies. Our cash balances vary from time to time based on a variety of factors but in most cases are significantly in excess of the insurable limit. As a result, we have exposure on these accounts in the event these financial institutions become insolvent.

In addition, we may have credit risk with respect to customers who default on custom orders or who default on subscription payments.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (FASB) issued an amendment to Topic 350-Intangibles-Goodwill and Other. This amendment is intended to simplify how entities test indefinite lived intangible assets for impairment. The amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative impairment test described in Topic 350. No further testing is required if the qualitative factors indicate that it is not more likely than not that the indefinite-lived intangible asset is impaired. This amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We do not expect this amendment to have any significant impact on the current year.

Consolidated Balance Sheets

December 31,	2012	2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 4,918,543	$ 6,281,725
Certificates of deposit	500,000	–
Accounts receivable, net of allowance for doubtful accounts of approximately $20,000 and $39,000 at December 31, 2012 and 2011, respectively	2,612,709	1,868,063
Prepaid expenses and other current assets	331,493	334,826
Total Current Assets	8,362,745	8,484,614
Property and Equipment, net	547,448	645,325
Goodwill	2,807,257	3,375,257
Other Intangibles, net	3,530,744	3,933,738
Other Assets, including restricted cash of $75,000 at December 31, 2012 and 2011, respectively	104,515	92,965
Deferred Tax Asset	600,000	1,290,000
Investment in Joint Venture	3,245	2,742
Total Assets	$15,955,954	$17,824,641
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 706,948	$ 712,978
Accrued expenses	272,921	338,713
Deferred revenue	5,006,496	4,606,255
Dividend payable	58,936	60,749
Total Current Liabilities	6,045,301	5,718,695
Long-Term Liabilities:		
Other liabilities	63,598	66,504
Total Long-Term Liabilities	63,598	66,504
Total Liabilities	6,108,899	5,785,199
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value; 1,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, $.0001 par value; 30,000,000 shares authorized, 5,622,433 and 5,615,433 shares issued as of December 31, 2012 and 2011, respectively, and 4,714,914 and 4,797,231 shares outstanding as of December 31, 2012 and 2011, respectively	563	562
Common stock in treasury, at cost - 907,519 and 818,202 shares as of December 31, 2012 and 2011, respectively	(2,569,625)	(2,393,717)
Additional paid-in capital	17,393,260	17,514,275
Accumulated deficit	(4,977,143)	(3,081,678)
Total Stockholders' Equity	9,847,055	12,039,442
Total Liabilities and Stockholders' Equity	$15,955,954	$17,824,641

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31,	*2012*	*2011*
Net Revenues	$ 15,883,212	$ 16,988,691
Cost of Revenues	7,028,032	7,048,316
Gross Profit	8,855,180	9,940,375
Operating Expenses:		
Selling, general and administrative	8,346,635	8,563,993
Depreciation and amortization	1,118,157	1,178,53
Impairment of goodwill	568,000	–
Total Operating Expenses	10,032,792	9,742,531
Operating (Loss) Income	(1,177,612)	197,844
Other Income (Expense):		
Interest and dividend income, net	27,023	12,022
Loss from joint venture	(9,479)	(11,125)
Total Other Income	17,526	897
(Loss) Income before Provision for Income Taxes	(1,160,086)	198,741
Provision for Income Taxes	(735,379)	(44,614)
Net (Loss) Income	$(1,895,465)	$ 154,127
Net (Loss) income per Common Share:		
Basic net income (loss) per common share	$ (0.40)	$ 0.03
Diluted net income (loss) per common share	$ (0.40)	$ 0.03
Weighted Average Number of Common Shares Outstanding:		
Basic	4,748,764	4,888,977
Diluted	4,748,764	4,888,977

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2012 and 2011

	Preferred Stock		Common Stock		Additional			Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Balance, December 31, 2010	–	$ –	5,561,100	$ 556	$ 17,607,921	$(3,235,805)	$(2,122,490)	$12,250,182
Dividends	–	–	–	–	(244,493)	–	–	(244,493)
Surrender of Shares from Restricted Stock Plan	–	–	(1,500)	–	–	–	–	–
Stock Compensation Expense	–	–	55,833	6	150,847	–	–	150,853
Purchase of Treasury Shares	–	–	–	–	–	–	(271,227)	(271,227)
Net Income	–	–	–	–	–	154,127		154,127
Balance, December 31, 2011	–	–	5,615,433	562	17,514,275	(3,081,678)	(2,393,717)	12,039,442
Shares issued from Restricted Stock Plan	–	–	7,000	1	(1)	–	–	–
Stock Compensation Expense	–	–	–	–	115,691	–	–	115,691
Dividends	–	–	–	–	(236,705)	–	–	(236,705)
Purchase of Treasury Shares	–	–	–	–	–	–	(175,908)	(175,908)
Net (loss)	–	–	–	–	–	(1,895,465)	–	(1,895,465)
Balance, December 31, 2012	–	–	5,622,433	$ 563	$17,393,260	$ (4,977,143)	$(2,569,625)	$ 9,847,055

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	*2012*	*2011*
Cash Flows from Operating Activities:		
Net (loss) income	$ (1,895,465)	$ 154,127
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	1,118,157	1,178,538
Stock compensation expense	115,691	150,853
Deferred income tax provision	690,000	–
Impairment of goodwill	568,000	–
Loss from joint venture	9,497	11,125
Deferred rent	(2,906)	33,603
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Accounts receivable	(744,646)	281,004
Prepaid expenses and other current assets	3,333	56,310
Other assets	(11,550)	(7,339)
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses	(73,635)	(62,618)
Deferred revenue	400,241	(908,133)
Total adjustments	2,072,182	733,343
Net Cash Provided by Operating Activities	176,717	887,470
Cash Flows from Investing Activities:		
Investment in certificates of deposit	(500,000)	–
Acquisition of property and equipment	(183,482)	(228,018)
Capitalized course costs and software development	(343,930)	(896,297)
Investment in joint venture	(10,000)	(10,000)
Cash paid for business assets	(89,874)	(24,000)
Net Cash Used in Investing Activities	(1,127,286)	(1,158,315)
Cash Flows from Financing Activities:		
Purchase of treasury shares	(175,908)	(271,227)
Dividends paid	(236,705)	(183,744)
Net Cash Used in Financing Activities	(412,613)	(454,971)
Net Decrease in Cash and Cash Equivalents	(1,363,182)	(725,816)
Cash and Cash Equivalents, beginning of year	6,281,725	7,007,541
Cash and Cash Equivalents, end of year	$ 4,918,543	$ 6,281,725
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ –	$ –
Cash paid for income taxes	$ 45,400	$ 7,600

See notes to consolidated financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of operations - SmartPros Ltd. and Subsidiaries ("SmartPros" or the "Company"), a Delaware corporation, was organized in 1981 for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros' primary products are periodic subscription and non-subscriptions services delivered in either video format or over the Internet directed to corporate accountants and financial managers, and accountants in public practice. As a result of its acquisitions of Loscalzo Associates, Ltd. ("Loscalzo"), and Executive Enterprises Institute ("EEI"), the Company is now a leading provider of live training to accounting, legal, and financial services professionals. In addition, the Company produces a series of continuing education courses directed to the engineering profession, a series of courses designed for candidates for various professional engineering exams and training for information technology professionals. Its wholly owned subsidiary, SmartPros Legal and Ethics, Ltd. ("SLE") produces ethics, governance, and compliance programs for corporate clients and, through its Cognistar division, produces online and customized training courses for the legal profession. Its wholly owned subsidiary, Skye Multimedia Ltd. ("Skye"), produces customized training solutions for a number of industries, including pharmaceuticals, professional services, and others. The Company also has various other online content including a library of nationally certified training solutions for the banking, securities, and insurance industries, as well as a library for health, safety and human resources professionals. Some of these courses may also be designed for live training. SmartPros also develops and hosts websites, produces custom videos and rents out its video production studio for a fee. SmartPros' corporate headquarters is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, and video production studio.

Basis of presentation - The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly owned subsidiaries, SLE, Skye, and Loscalzo. All significant intercompany balances and transactions have been eliminated.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company recognizes revenue from its subscription services as earned. Subscriptions are generally billed in advance on an annual basis, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of online sales, upon receipt of payment. Revenues from other non-subscription services, such as website design, video production, consulting services, and custom projects, are recognized on a percentage of completion method where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the products or services to be provided. Otherwise, revenues are recognized after completion and/or delivery of services to the customer. Revenues from live training programs are recognized upon completion of the conference or seminar, which usually last one to three days. Expenses directly related to the seminars, including marketing costs, are charged to operations in the period in which the seminar is held.

Segment reporting - The Company has evaluated the requirements under Topic 280, Segment Reporting, of the Accounting Standards Codification ("ASC"). The Company's management monitors the revenue streams of its various products and services; however, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's operations are considered to be aggregated in one reportable segment, educational services.

Cash and cash equivalents - All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. From time to time, the Company invests a portion of its excess cash in money market accounts that are stated at cost and approximate fair value.

Certificates of deposit - The Company made cash investments in certificates of deposits with an original maturity greater than three months. These certificates matured in February 2013.

Concentration of credit risk - Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. From time to time, the cash balances exceed insured limits. The Company's cash balances are deposited with high credit quality financial institutions to mitigate this risk. With the recent economic downturn in the banking sector, the Company closely monitors its cash investments in money market funds. No single customer represents a significant concentration (over 10%) of sales or receivables.

Accounts receivable - Accounts receivable are recorded at net realizable value which is the original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to operations. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectability is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectability of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Property and equipment - Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to 10 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

Impairment of long-lived assets - The Company accounts for long-lived assets in accordance with the provisions of Topic 350 of the ASC, "Intangibles-Goodwill and Other". This topic establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. The topic requires, among other things, that the Company review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows over the remaining amortization period, the carrying amount of the asset is reduced to its estimated fair value. The Company believes that none of the long-lived assets were impaired as of December 31, 2012 and 2011.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. The Company performed its assessment and determined that goodwill in its Skye subsidiary was impaired at December 31, 2012. The assessment resulted in an impairment to goodwill of $568,000.

Fair value measurements - Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The Company must determine whether its assets and liabilities recorded at fair value were based on Level 1 (value based on quoted prices in an active market for identical assets), Level 2 (value based on significant other observable inputs) or Level 3 (value based on significant unobservable inputs) measurements within the fair value hierarchy.

Intangible assets - Intangible assets are amortized on a straight-line basis over their estimated useful lives, which vary from three to 19 years. The Company performs an annual assessment or when events or circumstance indicate that an impairment may have occurred. The Company performed its annual assessment of its intangible assets and found no impairments as of December 31, 2012 and 2011.

Capitalized course costs - Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences when the courses are available for sale from the Company's catalog. The Company has capitalized approximately $75,000 and $65,000 of such costs for the years ended December 31, 2012 and 2011, respectively. The amortization period is generally five years for courses either purchased or developed internally. In June 2012, the Company acquired a library of health, safety, human resources and other courses for approximately $88,000. Other course costs incurred in connection with any of the Company's monthly subscription products or custom work is charged to operations as incurred.

Capitalized software - The Company has developed a new Learning Management System ("LMS") as well as other products and has capitalized those costs in accordance with the provisions of Topic 350, "Internal-Use Software". Total capitalized costs were approximately $2,748,000 and $2,479,000 as of December 31, 2012 and 2011, respectively. Amortization expense for 2012 and 2011 was approximately $496,000 and $413,000, respectively.

Deferred revenue - Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a straight-line basis over the subscription period, as earned. Deferred revenue related to website design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in a ccordance with the Company's revenue recognition policy.

Income taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. The Company had no unrecognized tax benefits or liabilities, and no adjustment to its financial position, results of operations, or cash flows relating to uncertain tax positions taken on all open tax years. The Company is no longer subject to federal, state or local income tax examinations by tax authorities for the years before 2009.

Net income (loss) per share - Basic net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options and warrants and non-vested shares of common stock. For the years ended December 31, 2012 and 2011, the inclusion of common stock equivalents of 310,487 and 334,587, respectively would be anti-dilutive.

The reconciliation is as follows:

Years Ended December 31,	*2012*	*2011*
Weighted Average Number of Shares Outstanding	4,748,764	4,888,977
Effect of Dilutive Securities, common stock equivalents	–	–
Weighted Average Number of Shares Outstanding, used for computing diluted earnings per share	4,748,764	4,888,977

Stock-based compensation - The Company accounts for stock-based compensation in accordance with ASC Topic 718, "Stock Compensation". Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors.

Advertising costs - Advertising costs are expensed as incurred and were approximately $147,000 and $121,000 for the years ended December 31, 2012 and 2011, respectively.

New accounting pronouncements - In July 2012, the Financial Accounting Standards Board (FASB) issued an amendment to Topic 350-Intangibles-Goodwill and Other. This amendment is intended to simplify how entities test indefinite lived intangible assets for impairment. The amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative impairment test described in Topic 350. No further testing is required if the qualitative factors indicate that it is not more likely than not that the indefinite-lived intangible asset is impaired. This amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect this amendment to have any significant impact on the current year.

Note 2.
Property and Equipment, net

The components of property and equipment are as follows:

December 31,	*2012*	*2011*
Furniture, Fixtures and Equipment	$4,869,450	$4,685,968
Leasehold Improvements	189,709	189,709
	5,059,159	4,875,677
Less Accumulated Depreciation	4,511,711	4,230,352
	$ 547,448	$ 645,325

Depreciation expense for the years ended December 31, 2012 and 2011, was approximately $281,000 and $300,000, respectively.

Note 3.
Goodwill and Other Intangible Assets, net

The components of other intangible assets are as follows:

December 31,	*2012*	*2011*
Engineering Courses	$ 2,766,837	$ 2,766,837
Rights to CPA Report ("CPAR")	1,700,000	1,700,000
SmartPros Advantage Courses ("SPA")	837,504	837,504
Course Costs	1,340,169	1,210,178
Customer Lists	1,041,746	1,041,746
Restrictive Covenant	200,000	200,000
Trade Name	350,000	350,000
Capitalized Software	2,748,111	2,478,847
Financial Campus	370,569	340,894
Other Intangible Assets	832,204	827,330
	12,187,140	11,753,336
Less Accumulated Amortization	8,656,396	7,819,598
	$ 3,530,744	$ 3,933,738

The aggregate amortization expense for the years ended December 31, 2012 and 2011 was $836,798 and $878,416, respectively.

Estimated amortization expense for each of the five years subsequent to December 31, 2012, is as follows:

Year Ending December 31,	
2013	$ 733,000
2014	$ 558,000
2015	$ 448,000
2016	$ 317,000
2017	$ 191,000

The following table presents the changes in the carrying amount of goodwill and other intangible assets during the years ended December 31, 2012 and 2011:

	Goodwill	*Othe Intangible Assets*
Balance, January 1, 2011	$3,375,257	$3,891,858
Amortization Expense	–	(878,416)
Goodwill and Intangible Assets Acquired and Developed	–	920,296
Balance, December 31, 2011	3,375,257	3,933,738
Amortization Expense	–	(836,798)
Intangible Assets Acquired and Developed		433,804
Impairment of goodwill	(568,000)	–
Balance, December 31, 2012	$2,807,257	$3,530,744

The Company tested goodwill for impairment at the reporting unit level for its Skye subsidiary. Skye's continued losses indicated that future cash flows may not support the carrying value of the associated goodwill. As a result, management proceeded to perform the first step of the goodwill assessment which is to compare the fair value of the reporting unit to the carrying amount, including goodwill. In estimating the fair value of Skye, the Company used a combination of cost and market based approaches. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset, or in this case the reporting unit. The market approach uses prices and other relevant information generated by market transactions involving similar or comparable businesses. Management uses available market multiples for transaction of similar businesses and makes necessary adjustments in arriving at fair value of Skye. In making these adjustments management considers both quantitative and qualitative factors in evaluating available information and exercises significant judgment in aligning the valuations with the reporting unit being tested. The results of the valuation performed by management in the first step indicated the carrying amount of Skye was in excess of its fair value.

Therefore, management proceeded to perform the next step of the impairment testing model which is to determine the implied fair value of Skye's goodwill. Because the fair value of goodwill can be measured only as a residual amount and cannot be determined directly, the implied fair value of goodwill was calculated in a manner similar to goodwill that is recognized in a business combination. This process involves measuring the fair value of the Skye's assets and liabilities (both recognized and unrecognized) at the time of the impairment test. The difference between the Skye's fair value and the fair values assigned to the individual assets and liabilities (both recognized and unrecognized), is the implied fair value of goodwill. As a result, the Company determined the implied fair value of Skye's goodwill to be $350,000 resulting in an impairment charge of $568,000.

Note 4.
Income Taxes

At December 31, 2012 and 2011, the Company has a net deferred tax asset of $600,000 and $1,290,000, respectively primarily resulting from the expected future benefit of available net operating loss carryforwards and other temporary differences. Realization of deferred tax assets depends on the Company's estimate of sufficient future taxable income during the period that deductible temporary differences and loss carryforwards are expected to be available to offset future taxable income of approximately $3,500,000 which expire through 2027. In determining the valuation allowance required at each reporting period, management considers all available evidence, both positive and negative, based on the weight of that evidence, including historical information that is supplemented by currently available information about future years. In weighing the available evidence, management uses the more likely than not threshold for recognition of a valuation allowance. Due to the loss in the current year and uncertainties about events that could adversely affect future projected taxable income, the Company increased the valuation allowance relating to its deferred tax assets by $690,000.

The components of the provision for income taxes are as follows:

Years Ended December 31,	*2012*	*2011*
Current:		
Federal	$ –	$ –
State	(45,379)	(44,614)
Total Current	(45,379)	(44,614)
Deferred:		
Federal	(690,000)	–
State	–	–
Total Deferred	(690,000)	–
	$(735,379)	$ (44,614)

The temporary differences and net operating loss carryforward give rise to the following deferred tax assets:

December 31,	*2012*	*2011*
Net Operating Loss	$1,480,000	$1,170,000
Depreciation and Amortization of Property, Equipment and Intangibles	404,000	469,000
Stock Option and Restricted Stock Compensation Expense	231,000	205,000
Other	23,000	27,000
	2,138,000	1,871,000
Less Valuation Allowance	(1,538,000)	(581,000)
Deferred Tax Asset	$ 600,000	$1,290,000

These amounts have been classified on the accompanying consolidated balance sheets as non-current.

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company's effective rate is as follows:

Years Ended December 31,	*2012*	*2011*
U.S. Federal Statutory Income Tax Rate	(34)%	34%
State Income Tax Rate, net of federal benefit	4%	14%
Travel and Entertainment	–	6%
Prior Years' True-ups	(3)%	48%
Change in Valuation Allowance	83%	(81)%
Goodwill Impairment	17%	–
Other	(4)%	1%
Effective Income Tax Rate	63%	22%

Note 5. Stock Incentive Plan

In June 2009 the Company adopted, with shareholder approval, its 2009 Incentive Compensation Plan (the "Plan"), replacing the expired 1999 Stock Option Plan. The Plan provides for the grant of up to 800,000 shares of non-qualified stock options and restricted stock awards to employees, directors and consultants. Future restricted stock grants may not exceed 200,000 shares. The Plan incorporated the outstanding shares at the time of adoption. As of December 31, 2012, there were 310,487 options outstanding, of which 225,987 are currently exercisable and there were 54,222 restricted stock grants outstanding. As of December 31, 2012, the Plan had a net balance of 425,180 shares reserved for the issuance of future grants. The Plan is administered by the Compensation Committee of the Board of Directors of the Company. The administrator of the Plan determines the terms of options, including the exercise price, expiration date, number of shares, and vesting provisions.

The weighted average estimated fair value of stock options granted for the year ended December 31, 2012 and 2011, was $1.80 and $2.01, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes Option Pricing Model. The Company takes into consideration guidance under ASC Topic 718, "Stock Compensation" when reviewing and updating assumptions. The expected volatility is based upon historical volatility of the Company's stock and other contributing factors. The expected term is based upon observation of the actual time elapsed between the date of grant and the exercise of options for all employees. Previously, such assumptions were determined based on historical data.

The assumptions made in calculating the fair values of options are as follows:

Years Ended December 31,	*2012*	*2011*
Contractual Term	10 years	10 years
Expected Volatility	40%	40%
Expected Dividend Yield	2.0%-2.5%	2.0%-2.5%
Risk-Free Interest Rate	.4%-1.15%	2.3%-4.0%
Expected Term	5.0 years	5.0 years

For the years ended December 31, 2012 and 2011, stock-based compensation expense related to stock options granted was approximately $31,000 and $46,000, respectively. As of December 31, 2012, the fair value of unamortized compensation cost related to non-vested stock option awards was approximately $29,400. Unamortized compensation cost as of December 31, 2012, is expected to be recognized over a remaining weighted-average vesting period of three years.

As of December 31, 2012 and 2011, the options had no intrinsic value.

In January 2012, the Company granted 15,000 options to an employee, exercisable over 10 years from the date of grant at $1.80 per share. These options vest one-third each year commencing one year from date of grant.

In July 2012, the Company granted 7,000 shares of its restricted common stock to an employee. The grant vests three years from date of issue and the grant price was $1.98 per share.

A summary of all stock option activity is as follows:

	Number of Options	*Weighted Average Exercise Price*
Outstanding, January 1, 2011	409,798	$ 4.37
Options granted	104,500	2.01
Options forfeited/expired	(179,711)	5.29
Outstanding, December 31, 2011	334,587	3.14
Options granted	15,000	1.80
Options forfeited/expired	(39,100)	2.88
Outstanding, December 31, 2012	310,487	$ 3.11
Exercisable, December 31, 2012	225,987	$ 3.53

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)
$.01-$1.99	114,500	8.85	$ 1.97	33,334	8.83
$2.00-$2.99	74,600	6.11	2.57	71,266	5.79
$3.00-$3.99	35,150	4.23	3.34	35,150	4.23
$4.00-$4.99	28,642	2.72	4.13	28,642	2.72
$5.00-$5.99	57,595	5.51	5.44	57,595	5.51
	310,487	–	$ 3.11	225,987	–

A summary of the non-vested options and activity for the year ended December 31, 2012, is as follows:

	Options	Weighted Average Grant Date Fair Value
Non-vested, January 1, 2012	113,100	$ 2.12
Granted	15,000	$ 1.80
Vested	(38,600)	$ 2.30
Forfeited	(5,000)	$ 2.34
Non-vested, December 31, 2012	84,500	$ 1.97

In February 2013, the Company granted 37,000 options to various employees, exercisable over 10 years from date of grant at $1.47 per share. Of these options, 7,500 vest on February 1, 2014 and 2015, respectively, the remaining 22,000 options vest on February 1, 2016. In addition, the Company granted 41,500 restricted common shares to various employees and independent members of the board of directors at a price of $1.47. Of these shares 7,500 each vest on February 1, 2014 and 2015, 22,000 shares vest on February 1, 2016, and 4,500 shares vest one-third each on February 1, 2014, 2015 and 2016.

Note 6. Stockholders' Equity

In 2012 and 2011 the Company purchased 89,317 and 130,928 shares of its common stock for $175,908 and $271,227, respectively.

In March 2013, the Company purchased 73,473 of its common stock for $116,087.

Note 7. Commitments and Contingencies

Operating leases- The Company leases office space and production and warehouse facilities in Hawthorne, New York; Westborough, Massachusetts; Bridgewater, New Jersey; and Shrewsbury, New Jersey. Future minimum lease payments are as follows:

Year Ending December 31,	
2013	$ 425,000
2014	389,000
2015	387,000
2016	405,000
2017	357,000
Thereafter	387,000
	$2,350,000

Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2012 and 2011, was approximately $380,000 and $450,000, respectively.

The Company arranged for a $75,000 letter of credit representing a security deposit for the Hawthorne, New York, lease. The Company has pledged a $75,000 certificate of deposit to the bank, issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

Employment agreements - The Company has entered into employment agreements with its key senior executives.

- The employment agreement with the Company's chief executive officer was renewed in February 2007, and was for an initial term of three years. The agreement renews automatically for a new three-year term at the end of the first year of each three-year term, unless either party gives notice of their intent not to renew before the end of the first year of each three-year term.
- The chief financial officer's agreement was renewed in June 2011 and expires in June 2013.
- The president's employment agreement was renewed on October 1, 2011, for a period of three years.
- The chief technology officer's agreement was renewed on March 1, 2012, for a period of two years.
- The agreement with the president of Skye was renewed on February 1, 2013, for a one-year period. The agreement requires an annual base salary plus incentives if certain goals are met.

Each employment agreement provides for specified annual base salaries, subject to increases at the discretion of the Company's board of directors. Under certain agreements, if the Company terminates any executive's employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits.

The aggregate commitments under the employment agreements for the senior executives described above approximated $1,005,000, $572,000 and $355,000 payable in 2013, 2014 and 2015, respectively.

Litigation - From time to time, the Company may be involved in litigation through the normal course of business. Currently, there is no pending litigation.

Market, Dividend and Stockholder Information

The following table sets forth, for the last two years, the high and low sales prices for our Common Stock.

2012	*High*	*Low*
First Quarter	$ 2.11	$ 1.80
Second Quarter	2.21	1.62
Third Quarter	1.99	1.56
Fourth Quarter	1.80	1.25
2011	*High*	*Low*
First Quarter	$ 2.50	$ 2.18
Second Quarter	2.33	2.03
Third Quarter	2.37	1.99
Fourth Quarter	2.19	1.72

During each of 2011 and 2012, the Board of Directors approved four quarterly dividend payments of $.0125 per common share, for a total of $.05 per common share.

As of the close of business March 21, 2013, the number of record holders of our common stock was 94.

Report of Independent Registered Accounting Firm

Board of Directors
SmartPros Ltd.
Hawthorne, New York

We have audited the accompanying consolidated balance sheets of SmartPros Ltd. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SmartPros Ltd. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Holtz Rubenstein Reminick LLP
New York, New York

March 22, 2013

Directors, Officers and Corporate Information

Board of Directors

Allen S. Greene
Chairman of the Board
Chief Executive Officer

Jack Fingerhut
Director
President

John J. Gorman, Esq.
Director
Partner
Luse Gorman Pomerenk & Schick, PC

Martin H. Lager
Director
Owner
Martin H. Lager CPA

Leonard J. Stanley
Director
Financial Services Consultant

Corporate Officers

Allen S. Greene
Chief Executive Officer
Chairman of the Board

Jack Fingerhut
President
Director

Stanley P. Wirtheim
Chief Financial Officer

Joseph Fish
Chief Technology Officer
Executive Vice President

Karen Stolzar
Vice President
Corporate Secretary

Glenn Shapiro
Ethics Officer, SmartPros Ltd.
President
Executive Enterprise Institute

Senior Management & Division Heads

Mike Fowler
Senior Vice President
Business Development

Shane Gillispie
Vice President
Marketing & eCommerce

Jeffrey Jacobs
Vice President & Publisher

Jay Gregory
Vice President, Operations
Financial Services

Mark Luciano
Vice President
Engineering & Channel Partners

John Fleming
President
Loscalzo Associates, Ltd.

Seth Oberman
President
Skye Multimedia Ltd.

Corporate Headquarters

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620
www.smartpros.com

Subsidiaries

SmartPros Legal & Ethics Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(508) 366-3600
http://sple.smartpros.com

Skye Multimedia Ltd.
1031 Route 22 West
Suite 301
Bridgewater, NJ 08807
(908) 429-0099
www.skyemm.com

Loscalzo Associates, Ltd.
Revmont Park
1151 Broad Street, Suite 214
Shrewsbury, NJ 07702
(732) 741-1600
www.loscalzo.com

Stock Market Information

The common stock of SmartPros Ltd. trades on the NASDAQ Capital Market under the symbol SPRO.

Stock Transfer Agent & Registrar

American Stock Transfer
& Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

Independent Auditors

Holtz Rubenstein Reminick LLP
1430 Broadway
New York, NY 10018

Legal Counsel

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue
Suite 1401
New York, NY 10022


SmartPros®
KEEPSMART®

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620

www.smartpros.com